RATIO OF EARNINGS TO FIXED CHARGES                                                                                 EXHIBIT 12
( in thousands )                                                       Three months ended                Nine months ended
                                                                          September 30,                    September 30,
                                                                     2000             1999              2000             1999

EARNINGS AS DEFINED:
Earnings from operations before income taxes after
     eliminating undistributed earnings of 20%- to
     50%-owned affiliates                                        $   61,744       $   43,667        $  203,161       $  175,249
Fixed charges excluding capitalized interest and
     preferred stock dividends of majority-owned
     subsidiary companies                                            14,935           12,639            44,438           37,421

Earnings as defined                                              $   76,679       $   56,306        $  247,599       $  212,670

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of
     debt issue costs                                            $   13,393       $   11,279        $   39,510       $   33,378
Interest capitalized                                                     17              333                47              342
Portion of rental expense representative
     of the interest factor                                           1,542            1,360             4,928            4,043
Preferred stock dividends of majority-owned
     subsidiary companies                                                20               20                60               60

Fixed charges as defined                                         $   14,972       $   12,992        $   44,545       $   37,823

RATIO OF EARNINGS TO FIXED CHARGES                                     5.12             4.33              5.56             5.62